Type:  425
Sequence:  1
Description:  Rule 425 Communications

                         Filed by Lycos, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 Commission File Number 0-27830
                         Subject Company: Terra Networks, S.A.

     This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

     Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.

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TERRA LYCOS

Transcript of Video Presentation

In any given place of the Universe, dawn is and always will be dawn

And yet the world has changed so much.

Could we possibly see the sunrise of the other side of the world being on this side.

Neither space, nor time exist.

Only communication lives on.

A communication that overcomes its limits by the minutes.

Culture, education, science, belonging equally to all more and more. No matter where we are from, or where we are. Nor our color, sex or religion.

We can meet, speak, get to know each other, share experience, dreams and feelings. Contribute to another by merely wishing to do so.

Now different worlds can be enjoined in a new world.

Internet has changed our lives.

Nothing has ever drawn the human being so much together as the wonder of feeling connected through the net with a simple strike of a finger.

And now, Terra Lycos arrives to enhance the very essence of the Internet. Communication amongs people and cultures of different places throughout the world.

The multicultural corporation is born, open to all, making the wonderful adventure of life more fulfilling.